AMENDMENT TO SUBADVISORY AGREEMENT
T. ROWE PRICE ASSOCIATES, INC.
          AMENDMENT made as of this 29th day of April, 2005 to the Subadvisory Agreement dated January 28, 1999 (the “Agreement”), between John Hancock Investment Management Services, LLC, (formerly, Manufacturers Securities Services, LLC)., a Delaware limited liability company (the “Adviser”), and T. Rowe Price Associates, Inc., a Maryland corporation (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:
1. CHANGE IN APPENDIX A
          Section 3 of the Agreement, “Compensation of Subadviser,” is hereby amended to add the following portfolio:
          Mid Value Trust
2. CONFIDENTIALITY OF TRUST PORTFOLIO HOLDINGS
          The Subadviser agrees to treat Trust portfolio holdings as confidential information in accordance with the Trust’s “Policy Regarding Disclosure of Portfolio Holdings,” as such policy may be amended from time to time, and to prohibit its employees from trading on any such confidential information.
3. CONSULTATION WITH SUBADVISERS TO OTHER TRUST PORTFOLIOS
As required by Rule 17a-10 under the Investment Company Act of 1940, the Subadviser is prohibited from consulting with the entities listed below concerning transactions for a Portfolio in securities or other assets:
1.	other subadvisers to a Portfolio

2.	other subadvisers to a Trust portfolio

3.	other subadvisers to a portfolio under common control with the Portfolio
4. SUBADVISORY AGREEMENT
          In all other respects, the Agreement is confirmed and remains in full force and effect.
2. EFECTIVE DATE
          This Amendment shall become effective on the later to occur of (i) approval of this amendment by the Trustees of the Manufacturers Investment Trust and (ii) the date of its execution.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.
John Hancock Investment Management Services, LLC

By: John Hancock Life Insurance Company (U.S.A.), its managing member

By:	/s/James D. Gallagher James D. Gallagher, Vice President, Secretary and General Counsel
T. Rowe Price Associates, Inc.

By:	/s/Darrell Braman

APPENDIX A
          The Subadviser shall serve as investment subadviser for the following portfolios of the Trust. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement, the fee computed separately for each such Portfolio at an annual rate as follows (the “Subadviser Percentage Fee”):

		Between	Between	Between
		$50,000,000	$200,000,000	$500,000,000
	First	and	and	and	Excess Over
Portfolio	$50,000,000	$200,000,000	$500,000,000	$1 billion	$1billion
Mid Value Trust

Blue Chip Growth Trust

Equity-Income Trust
(formerly, the Value Equity Trust)

Science & Technology Trust

Health Sciences Trust

Small Company Value Trust
          The Subadviser Percentage Fee for each Portfolio shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly to the Subadviser. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate described in the preceding paragraph, and multiplying this product by the net assets of the Portfolio as determined in accordance with the Trust’s prospectus and statement of additional information as of the close of business on the previous business day on which the Trust was open for business.
          If this Agreement becomes effective or terminates before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.